Dear Stockholders:
  This year your Company had net revenues of $61.6 million which generated net profits after taxes of $1.3 million, or $0.40 per share. This is down 11.4% in revenues and 60.3% in profits from last year's record high.
  Even though our results are down from last year, we are pleased to report that our efforts to diversify the Company's revenues are beginning to show some results. While we experienced a $7.9 million decline in overall revenues, we experienced a $14.3 million decline in sales of hosiery equipment. The $14.3 million decline in our major product was partially offset by increases of $3.4 million in sales of sweater machines and related equipment (in both the U.S.A. and the United Kingdom), $1.8 million in sales of dyeing and finishing equipment and $1.2 million in spare parts.
  We are continuing our efforts to diversify our product line within the textile industry. We are hopeful of adding several additional lines during the coming twelve-month period.
  The sale of new Lonati machines for the sock industry in the United States and Canada continues to be our major product line. At the time of this writing, the demand for sock machines is very weak and has been soft for at least the past six months.
  There is a "shaking out" of sock manufacturers all over the world, as well as among the manufacturers of sock machinery. This "shake out" has taken the form of a price war among machine builders who have been slashing their sales prices and, therefore, their distributors' and agents' profits as well. We see this continuing for at least the next six to twelve months. We are confident that the Lonati Group will weather this slow market and intense competition, as they are financially sound and have the technological strength to develop new products which should enhance even further their market dominance. During this time of turmoil and change, we are not optimistic about growth either in sales or profitability in the sock machine area.
  In the tumultuous textile industry, this is the ninth consecutive year that your Company has shown a profit. During the last 24 months we have been able to expand the scope of activities of the business. Our diversification has been accomplished with a mixture of both seasoned professionals with substantial expertise in their respective areas, as well as young, aggressive newcomers. Among the "new blood" are Bryan and Mark Speizman.
  Hopefully, these additions to our personnel will ensure the continuation of growth and profitability in your Company for many years to come. There is no doubt that we could not have gained the measure of success we have been fortunate to obtain without the dedicated efforts of all of the people who work at Speizman Industries.
Sincerely,
SPEIZMAN INDUSTRIES, INC.
(Signature of Robert S. Speizman appears)
Robert S. Speizman
President

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA

                                                                FISCAL YEAR ENDED
                                              JULY 1,    JULY 2,    JULY 3,    JUNE 27,    JUNE 29,
                                               1995       1994       1993        1992        1991
                                                (IN THOUSANDS, EXCEPT NET INCOME PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net revenues                                $61,597    $69,526    $39,552    $26,564     $20,107
  Cost of sales                                53,986     60,004     32,635     22,997      16,829
  Gross profit                                  7,611      9,522      6,917      3,567       3,278
  Selling, general and
     administrative expenses                    5,478      4,350      3,651      2,546       2,202
  Operating income                              2,133      5,172      3,266      1,021       1,076
  Interest (income) expense, net                  (15)         6        186        196         300
  Income before taxes on income                 2,148      5,166      3,080        825         776
  Taxes on income (1)                             854      1,869        661         82          64
  Net income                                    1,294      3,297      2,419        743         712
  Preferred stock dividends                        --         41         --         --          --
  Net income applicable to common stock       $ 1,294    $ 3,256    $ 2,419    $   743     $   712
PER SHARE DATA:
  Net income per share                        $   .40    $  1.12    $  1.03    $   .32     $   .33
  Weighted average number of shares             3,271      2,905      2,360      2,297       2,185
BALANCE SHEET DATA:
  Working capital                             $17,613    $16,579    $ 4,553    $ 2,792     $ 2,772
  Total assets                                 35,704     30,160     18,145     13,519       7,223
  Short-term debt                                  --         --        175        401         248
  Long-term debt, including current
     maturities                                   147        293      1,060      1,374       1,845
  Redeemable preferred stock                       --         --         --         --         234
  Stockholders' equity                         18,782     17,483      5,137      2,714       1,836

(1) Reflects the utilization of prior net operating losses to completely offset federal income taxes in years 1991 and 1992 and to partially offset federal income taxes in 1993.
2

BUSINESS OVERVIEW
GENERAL
Speizman Industries, Inc. (the "Company") is the leading distributor of new sock knitting machines in the United States. It distributes technologically advanced sock knitting machines manufactured by Lonati, S.p.A., Brescia, Italy ("Lonati"), which the Company believes is the world's largest manufacturer of hosiery knitting equipment. It also distributes Lonati sock and sheer hosiery knitting machines in Canada. In addition, through sales arrangements with other European textile machinery manufacturers, the Company distributes other sock knitting machines, knitting machines for underwear, sweaters, collars and trim, and other knitted fabrics and other equipment related to the manufacture of socks and sheer hosiery, principally in the United States and Canada. The Company also sells dyeing and finishing equipment for the textile industry. The Company sells textile machine parts and used textile equipment in the United States and a number of foreign countries.
Prior to 1990, the Company also manufactured mechanical single cylinder sock knitting machines. In 1990, the Company ceased its manufacturing activities due to a decline in the profitability of this line of business and in order to focus the Company's activities on the distribution of single cylinder machines manufactured by Lonati.
ALL REFERENCES HEREIN ARE TO THE COMPANY'S 52-OR-53 WEEK FISCAL YEAR ENDING ON THE SATURDAY CLOSEST TO JUNE 30. FISCAL 1995, 1994, 1992, AND 1991, EACH CONTAINED 52 WEEKS AND ENDED ON JULY, 1, 1995, JULY 2, 1994, JUNE 27, 1992 AND JUNE 29, 1991. FISCAL 1993 CONTAINED 53 WEEKS AND ENDED ON JULY 3, 1993.
The Company distributes new knitting and other machines and equipment under written agreements and other arrangements with the manufacturers. The following table sets forth certain information concerning certain of these additional distribution arrangements:

           MANUFACTURER                          MACHINE                            TERRITORY
Santoni, S.r.l.,                    Circular knitting machines for      United States and Canada
  Brescia, Italy                      underwear, men's socks and
                                      women's sheer hosiery and
                                      surgical support hose
Jumberca, S.A.,                     Sweater knitting machines           United States, Canada, the United
  Badalona, Spain                                                         Kingdom and Ireland

3

           MANUFACTURER                          MACHINE                            TERRITORY
Zamark, S.p.A..                     Flat knitting machines for collars  United States, Canada, the United
  Somma Lombardo, Italy               and trim and sweaters               Kingdom and Ireland
Conti Complett, S.p.A.,             Sock toe closing machines and sock  United States
  Milan, Italy                        turning devices
Sperotto Rimar, S.p.A.,             Fabric processing and finishing     United States
  Malo, Italy                         machines
Corino Machine, S.r.l.,             Fabric handling equipment           United States and Canada
  Alba, Italy
Fimatex,                            Turning devices for sock machines   United States
  Scandicci, Italy
Orizio Paolo, S.p.A.,               Fabric knitting machines            United States
  Brescia, Italy

Sales by the Company in the United States and Canada of machines manufactured by Lonati, S.p.A., generated the following percentages of the Company's net revenues: 44.4% in 1995, 65.6% in 1994 and 66.7% in 1993. In addition, sales of Santoni machines in the United States and Canada generated 9.3%, 4.4% and 5.4% of the Company's net revenues in fiscal 1995, 1994 and 1993, respectively. Sales of machines manufactured by Zamark (an affiliate of Lonati) and Conti Complett generated an aggregate of 5.3%, 4.4% and 0.6% of the Company's net revenues in fiscal 1995, 1994 and 1993, respectively. Sales of machines manufactured by Jumberca generated 9.8%, 9.8% and 3.2% of the Company's net revenues in fiscal 1995, 1994 and 1993, respectively.
The Company sells used machinery and parts to the textile industry. The Company carries significant amounts of machinery and parts inventories to meet customers' requirements and to assure itself of an adequate supply of used machinery. The Company acts as a liquidator of textile mills and as a broker in the purchase and sale of such mills.
MARKETING AND SALES
The Company markets and sells knitting machines and related equipment primarily by maintaining frequent contacts with customers and understanding of its customers' individual business needs. Salespersons will set up competitive trials in a customer's plant and allow the customer to use the Company's machine in its own work environment alongside competing machines for two weeks to three months. The Company also offers customers the opportunity to send their employees to the Company for training courses on the operation and service of the machines and, depending on the number of machines purchased and the number of employees to train, may offer such training courses at the customer's facility. In addition, the Company exhibits its equipment at trade shows and uses its private showroom to demonstrate new machines. These marketing strategies are complemented by the Company's commitment to service and continuing education. At August 15, 1995, the Company employed approximately 13 salespersons and 26 technical representatives. In addition to its sales staff, the Company uses over 30 commission sales agents in a number of foreign countries in connection with its sales of used machines.
4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
GENERAL
The Company's revenues are generated primarily from its distribution of textile equipment, principally knitting machines and dyeing and finishing equipment, to manufacturers of textile products and, to a lesser extent, from the sale of parts used in such equipment and the sale of used textile equipment.
RESULTS OF OPERATIONS
YEAR ENDED JULY 1, 1995 COMPARED TO YEAR ENDED JULY 2, 1994
NET REVENUES. Net revenues in fiscal 1995 were $61.6 million as compared to $69.5 million in fiscal 1994, a decrease of $7.9 million, or 11.4%. This decrease reflects a $14.3 million decline in sales of hosiery equipment, partially offset by increases of $3.4 million in the sales of sweater machines and related equipment, $1.8 million in the sales of dyeing and finishing equipment, and $1.2 million in the sales of spare parts. The Company's backlog of unfilled orders for new and used machines at July 1, 1995 was $4.1 million as compared to $15.1 million at July 2, 1994. The decline in backlog is attributed to weakened demand for sock and sweater machines.
COST OF SALES. In fiscal 1995, cost of sales was $54.0 million as compared to $60.0 million in fiscal 1994, a decrease of $6.0 million or 10.0%. Cost of sales as a percent of net revenues increased to 87.6% in fiscal 1995 as compared to 86.3% in fiscal 1994. Approximately 85% of this increase is attributable to increased field service expenses associated with new machines. The remainder is related to leveling of demand.
SELLING EXPENSES. Selling expenses increased to $3.6 million in fiscal 1995 from $2.4 million in fiscal 1994, an increase of 48.8%. This increase resulted from the start-up of a foreign knitting machine division, as well as increased selling activities, overall. Major components of the increase were salespersons' salaries and commissions, advertising and exhibitions, travel, warehouse and office space cost, letter of credit expense and insurance expense.
GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses, at $1,895,000 in fiscal 1995, were down slightly from $1,942,000 in fiscal 1994. The decrease reflects declines in salaries and bonuses, partially offset by increases in payroll and other taxes and in provisions for losses on accounts receivable. As a percent of net revenues, general and administrative expenses were 3.1% in 1995 as compared to 2.8% in fiscal 1994, reflecting the 11.4% decrease in net revenues between the two fiscal years.
INTEREST EXPENSE. Interest expense is expressed net of interest income. In fiscal 1995, interest income exceeded interest expense by $15,000. Net interest expense was $6,000 in fiscal 1994.
5

TAXES ON INCOME. The provision for taxes on income in fiscal 1995 was 39.8% of income before taxes. The provision for taxes on income in fiscal 1994 was 36.2%. NET INCOME. Net income applicable to common stock decreased to $1.3 million in fiscal 1995 from $3.3 million in fiscal 1994. Net income per share decreased to $0.40 as compared to $1.12 per share in fiscal 1994 on a 12.6% increase in the equivalent number of common shares outstanding.
YEAR ENDED JULY 2, 1994 COMPARED TO YEAR ENDED JULY 3, 1993
NET REVENUES. Net revenues in fiscal 1994 were $69.5 million as compared to $39.6 million in fiscal 1993, an increase of $29.9 million, or 75.8%. This increase reflects increases of $21.5 million in sales of hosiery equipment, $7.1 million in sweater machines and related equipment and $1.3 million from all other activities. The Company's backlog of unfilled orders for new and used machines at July 2, 1994, was $15.1 million as compared to $24.5 million at July 3, 1993.
COST OF SALES. In fiscal 1994, cost of sales was $60.0 million as compared to $32.6 million for fiscal 1993, an increase of $27.4 million, or 83.9%. Cost of sales as a percentage of net revenues increased to 86.3% from 82.5% in fiscal 1993. This increase in cost of sales in fiscal 1994 reflected a narrowing of margins due to the somewhat lower sales prices in response to a leveling of demand, as well as increased competition for certain hosiery machines.
SELLING EXPENSES. Selling expenses increased to $2.4 million in fiscal 1994 from $2.0 million in fiscal 1993, an increase of 22.6%, reflecting the Company's increased selling activities. The principal components of this increase were salespersons' salaries and commissions, advertising and exhibitions, travel, and warehouse and office space cost. As a percentage of net revenues, selling expenses declined to 3.5% in fiscal 1994 as compared to 5.0% in fiscal 1993. GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $1.9 million in fiscal 1994 as compared to $1.7 million in fiscal 1993. Principal components of the $256,000 increase were increases in salaries and bonuses, partially offset by declines in life insurance expenses and in provisions for losses on accounts receivable. As a percentage of net revenues, general and administrative expenses decreased to 2.8% in fiscal 1994 as compared to 4.3% in fiscal 1993.
INTEREST EXPENSE. Interest expense is expressed net of interest income. Interest expense declined from $186,000 in fiscal 1993 to $6,000 in fiscal 1994. This decline reflects the elimination of all debt to stockholders in fiscal 1994, reduced interest paid to lending institutions, as well as an increase of $103,000 in interest income in fiscal 1994.
TAXES ON INCOME. The provision for taxes on income in fiscal 1994 was 36.2% of income before taxes as compared to 21.5% of such income in fiscal 1993. The income tax provision
6
in fiscal 1993 was favorably affected by utilization of the Company's federal operating loss carryforwards. Such carryforwards were fully utilized during fiscal 1993.
NET INCOME. Net income applicable to common stock increased in fiscal 1994 by $837,000 to $3.3 million from $2.4 million in fiscal 1993. That represents an increase of 34.6% in fiscal 1994 over fiscal 1993. Net income per share increased in fiscal 1994 to $1.12 as compared to $1.03 per share in fiscal 1993, on a 23.1% increase in the equivalent number of common shares outstanding. JUMBERCA AGREEMENT
Prior to its amendment in March 1995, the Jumberca Agreement contained certain minimum purchase requirements for the Jumberca sweater and fabric knitting machines. The Company did not meet the minimum purchase requirements under the Jumberca Agreement with regard to either type of machine in fiscal 1995 due principally to weakened demand for such machines. Due, in part , to the weakened demand, at the Company's request, in March 1995, the parties amended the Jumberca Agreement to eliminate the minimum purchase requirements thereunder and to allow for the termination of the agreement prior to its original termination date in January 1997. In accordance with the terms of the Jumberca Agreements, as amended in March 1995, the Company terminated the agreement with regard to the Jumberca fabric knitting machines in July 1995 and the agreement will terminate with regard to the Jumberca sweater knitting machines in December 1995. Although the Company believes that the weakened demand for the machines and the termination of the Jumberca Agreement will have an adverse effect on its net revenues in fiscal 1996, it does not believe that it will have any such effect on its net income for the year.
LIQUIDITY AND CAPITAL RESOURCES
The Company filed a registration statement on Form S-1 (Registration No. 33-69748), and amendments thereto, with the Securities and Exchange Commission for the offering of 1,430,766 shares of the Company's Common Stock of which 700,000 were offered by the Company and 730,766 were offered by certain stockholders. This registration statement was declared effective by the Securities and Exchange Commission on November 12, 1993. Subsequently, the 15% over-allotment provision was elected by the underwriters. As a result, the offering was increased by 214,614 shares, of which 164,164 were offered by the Company and 50,000 shares were offered by a stockholder. The Company used net proceeds of this offering (approximately $9.3 million) to collateralize letters of credit, repurchase preferred stock, repay indebtedness owed to the Company's President and principal stockholder, finance inventories of new and used machines and for general corporate purposes.
The Company's operations require a substantial line of letters of credit to cover its customers' orders. The Company's credit facility provides for an overall facility of $14.0 million for
7
letters of credit, including up to $2.0 million in revolving funds. This facility expires October 31, 1996. Management believes that this facility will be adequate to meet current financial requirements.
Working capital increased by $1.0 million to $17.6 million at July 1, 1995 as compared to $16.6 million at July 2, 1994. Operating activities required $2.4 million in fiscal 1995 as compared to $2.9 million required by such activities in fiscal 1994. This decrease in funds required resulted essentially from a $6.3 million increase in inventories and a $1.2 million increase in prepaid expenses, which were largely funded by a $5.0 million increase in accounts payable. As a result, cash and cash equivalents declined from $5.4 million at July 2, 1994, to $2.4 million at July 1, 1995.
SEASONALITY AND OTHER FACTORS
There are certain seasonal factors that may affect the Company's business. Traditionally, manufacturing businesses in Italy close for the month of August, and the Company's customers close for one week in July. Consequently, no shipments or deliveries, as the case may be, of machines distributed by the Company that are manufactured in Italy are made during these periods in the Company's first quarter. In addition, manufacturing businesses in Italy generally close for two weeks in December, during the Company's second quarter. Fluctuations on customer orders or other factors may affect quarterly variations in net revenues from year to year.
EFFECTS OF INFLATION AND CHANGING PRICES
Management believes that inflation has not had a material effect on the Company's operations.
A substantial portion of the Company's machine and spare part purchases are denominated and payable in Italian lira. Currency fluctuations of the lira could result in substantial price level changes and therefore impede or promote import/export sales and substantially impact profits. However, to reduce exposure to adverse foreign currency fluctuations during the period from customer orders to payment for goods sold, the Company enters into forward exchange contracts. The Company is not able to assess the quantitative effect that such currency fluctuations could have upon the Company's operations. There can be no assurance that fluctuations in foreign currency exchange rates will not have a significant adverse effect on future operations.
In addition, the Jumberca Agreement denominates the purchase prices for the Jumberca machines specified therein in Spanish pesetas. Since February 1994 to date, the Company, in orders that it has placed with Jumberca, has denominated the purchase price for the machines ordered in U.S. dollars and Jumberca has accepted all such orders. The Company intends to continue this practice (which eliminates the risk of adverse fluctuations in the value of the peseta as compared to the dollar during the period between the date a machine is ordered and the payment date) through December 1995, the termination date of the
8

Jumberca Agreement, with regard to any Jumberca machines that it purchases during this period.
Under the Jumberca Agreement, in the event that the value of the peseta as compared to the U.S. dollar is below a specified level at the time a machine is ordered, there is an automatic upward adjustment of the specified purchase price. (Since February 1994, the date of the Jumberca Agreement, to date, the value of the peseta as compared to the dollar has not been below the level specified therein at any time that the Company ordered a machine.) There is no similar adjustment provision in the Jumberca Agreement in the event that the value of the peseta as compared to the dollar increases. Also since February 1994 to date, in a number of instances, the Company has not paid Jumberca the purchase prices for the machines specified in the Jumberca Agreement, but rather has negotiated the purchase price for a particular machine at the time it places the order based on, among other things, the then current value of the peseta and the dollar, the number of machines ordered and competitive and other market conditions.
9

MARKET AND DIVIDEND INFORMATION
The Company's Common Stock was listed on October 6, 1993, on the NASDAQ National Market System under the symbol "SPZN." Previously, the Common Stock was listed on the NASDAQ Small-Cap Market System. The following table sets forth for the periods indicated (i) before October 6, 1993, the high and low bid prices per share of Common Stock as reported by the NASDAQ Small-Cap Market System and (ii) after October 5, 1993, the high and low sales prices as reported by the NASDAQ National Market System.

                                                                                          HIGH      LOW
FISCAL 1994
First Quarter (ended October 2, 1993)                                                    $19.50    $10.00
Second Quarter (ended January 1, 1994)                                                    14.25     12.00
Third Quarter (ended April 2, 1994)                                                       17.50     11.25
Fourth Quarter (ended July 2, 1994)                                                       13.50      7.25
FISCAL 1995
First Quarter (ended October 1, 1994)                                                      8.75      6.00
Second Quarter (ended December 31, 1994)                                                   6.50      3.22
Third Quarter (ended April 1, 1995)                                                        5.38      3.38
Fourth Quarter (ended July 1, 1995)                                                        6.75      4.25

As of June 30, 1995, there were approximately 453 stockholders of record of the Common Stock.
The Company has never declared or paid any dividends on its Common Stock. On November 29, 1993, the Company purchased all of the 8,147 outstanding shares of its 5% noncumulative nonvoting preferred stock, par value $100 per share (the "5% Preferred Stock"), for $100.00 per share. Under the terms of the 5% Preferred Stock, the Company was obligated to pay a cash dividend of $5.00 per share in connection with this purchase. Consequently, on November 29, 1993, a dividend of $40,735 was paid to the former holders of the 5% Preferred Stock. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, surplus, restrictive covenants in agreements to which the Company may be subject, general business conditions and such other factors as the Board of Directors may deem relevant. The Company's present credit facility contains certain financial and other covenants that could limit the Company's ability to pay cash dividends on its capital stock.
10

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
To the Board of Directors and Stockholders
Speizman Industries, Inc.
We have audited the accompanying consolidated balance sheets of Speizman Industries, Inc. and subsidiaries as of July 1, 1995 and July 2, 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended July 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Speizman Industries, Inc. and subsidiaries at July 1, 1995 and July 2, 1994, and the results of their operations and their cash flows for each of the three years in the period ended July 1, 1995, in conformity with generally accepted accounting principles.

                                   (Signature of BDO Seidman, LLP appears here)
                                               BDO SEIDMAN, LLP
Charlotte, North Carolina
September 1, 1995
11

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

                                                                          YEAR ENDED
                                                             JULY 1,        JULY 2,        JULY 3,
                                                              1995           1994           1993
NET REVENUES (Note 1)                                      $61,596,833    $69,525,581    $39,552,021
COSTS AND EXPENSES:
  Cost of sales                                             53,986,242     60,003,901     32,634,909
  Selling expenses                                           3,582,719      2,407,086      1,964,246
  General and administrative expenses                        1,894,915      1,942,375      1,686,722
     Total costs and expenses                               59,463,876     64,353,362     36,285,877
                                                             2,132,957      5,172,219      3,266,144
INTEREST (INCOME) EXPENSE, net of interest
  income of $101,562, $128,675, and $26,031                    (14,858)         6,393        186,388
  Income before taxes on income                              2,147,815      5,165,826      3,079,756
TAXES ON INCOME (Note 5)                                       854,000      1,869,000        661,000
NET INCOME                                                   1,293,815      3,296,826      2,418,756
  Preferred stock dividends                                         --         40,735             --
NET INCOME APPLICABLE TO COMMON STOCK                      $ 1,293,815      3,256,091    $ 2,418,756
NET INCOME PER SHARE                                       $      0.40    $      1.12    $      1.03
Weighted average number of common and equivalent shares      3,271,464      2,904,525      2,359,754

See accompanying summary of accounting policies and notes to consolidated financial statements.
12

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                                 JULY 1,        JULY 2,
                                                                                  1995           1994
ASSETS
CURRENT:
  Cash and cash equivalents                                                    $ 2,436,859    $ 5,433,664
  Accounts receivable (Notes 2 and 6)                                           16,078,683     15,170,190
  Inventories (Notes 3 and 6)                                                   13,428,014      7,296,836
  Prepaid expenses and other current assets                                      2,458,355      1,182,894
     TOTAL CURRENT ASSETS                                                       34,401,911     29,083,584
PROPERTY AND EQUIPMENT: (Notes 4 and 7)
  Leasehold improvements                                                           543,874        542,361
  Machinery and equipment                                                          876,565        509,197
  Furniture, fixtures, and transportation equipment                                834,187        877,498
                                                                                 2,254,626      1,929,056
  Less accumulated depreciation and amortization                                (1,440,688)    (1,409,050)
     NET PROPERTY AND EQUIPMENT                                                    813,938        520,006
OTHER                                                                              488,609        556,271
                                                                               $35,704,458    $30,159,861
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT:
  Accounts payable                                                             $15,056,927    $10,041,865
  Customers' deposits                                                              884,881      1,827,196
  Accrued expenses                                                                 833,886        515,118
  Current maturities of long-term debt (Note 7)                                     13,190        120,630
     TOTAL CURRENT LIABILITIES                                                  16,788,884     12,504,809
LONG-TERM DEBT (Note 7)                                                            133,629        172,153
     TOTAL LIABILITIES                                                          16,922,513     12,676,962
COMMITMENTS (Notes 4, 9, 11, 12 and 13)
STOCKHOLDERS' EQUITY (Notes 8, 9 and 10):
  Common Stock -- par value $.10; authorized 6,000,000 shares; issued
     3,236,199 and 3,234,949 shares                                                323,620        323,495
  Additional paid-in capital                                                    12,459,965     12,455,590
  Retained Earnings                                                              6,097,426      4,803,611
  Foreign currency translation adjustment                                              731             --
     Total                                                                      18,881,742     17,582,696
  Treasury stock, at cost, 27,600 common shares                                    (99,797)       (99,797)
     TOTAL STOCKHOLDERS' EQUITY                                                 18,781,945     17,482,899
                                                                               $35,704,458    $30,159,861

See accompanying summary of accounting policies and notes to consolidated financial statements.
13

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                   FOREIGN
                                                       ADDITIONAL    RETAINED      CURENCY
                       PREFERRED   COMMON     COMMON     PAID-IN     EARNINGS    TRANSLATION  TREASURY  STOCKHOLDERS'
                         STOCK     SHARES     STOCK      CAPITAL     (DEFICIT)   ADJUSTMENT    STOCK       EQUITY
BALANCE, JUNE 28,
  1992                 $894,152   1,994,699  $199,470  $ 2,591,171  $  (871,236)  $      --   $(99,797)  $ 2,713,760
Net income                   --         --        --            --    2,418,756          --        --      2,418,756
Exercise of stock
  options                    --      4,142       414         4,317           --          --        --          4,731
BALANCE, JULY 3,
  1993                  894,152   1,998,841  199,884     2,595,488    1,547,520          --   (99,797 )    5,137,247
Net income before
  preferred stock
  dividend                   --         --        --            --    3,296,826          --        --      3,296,826
Preferred stock
  dividend                   --         --        --            --      (40,735)         --        --        (40,735)
Redemption of
  preferred stock      (894,152 )       --        --            --           --          --        --       (894,152)
Conversion of
  preferred stock to
  common stock               --    240,770    24,077        55,376           --          --        --         79,453
Net proceeds of
  common stock
  offering                   --    864,609    86,461     9,163,885           --          --        --      9,250,346
Exercise of stock
  options                    --    130,729    13,073       174,841           --          --        --        187,914
Tax effect of
  exercise of stock
  options                    --         --        --       466,000           --          --        --        466,000
BALANCE, JULY 2,
  1994                 $     --   3,234,949  323,495    12,455,590    4,803,611          --   (99,797 )   17,482,899
Net income                   --         --        --            --    1,293,815          --        --      1,293,815
Exercise of stock
  options                    --      1,250       125         4,375           --          --        --          4,500
Foreign currency
  translation
  adjustment                 --         --        --            --           --         731        --            731
BALANCE, JULY 1,
  1995                 $     --   3,236,199  $323,620  $12,459,965  $ 6,097,426   $     731   $(99,797)  $18,781,945

See accompanying summary of accounting policies and notes to consolidated financial statements.
14

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           YEAR ENDED
                                                               JULY 1,       JULY 2,       JULY 3,
                                                                1995          1994          1993
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                 $ 1,293,815   $ 3,296,826   $ 2,418,756
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization                               166,965       193,133       219,293
     Provision for losses on accounts receivable                 171,477        17,850        83,840
     Provision for inventory obsolescence                        200,000       200,000       200,000
     Provision for deferred income taxes                         (75,000)      109,000      (390,000)
     Provision for deferred compensation                              (6)       28,788        70,000
     Foreign currency translation adjustment                         731            --            --
     (Increase) decrease in:
        Accounts receivable                                   (1,079,970)   (4,322,948)   (5,991,612)
        Inventories                                           (6,331,178)   (2,741,376)    1,363,427
        Prepaid expenses                                      (1,176,461)     (554,615)      228,795
        Other assets                                              43,662      (168,226)      (56,682)
     Increase (decrease) in:
        Accounts payable                                       5,015,062     2,237,330     1,249,242
        Accrued expenses and customers' deposits                (623,547)   (1,159,937)    1,493,546
     Net cash provided by (used in) operating activities      (2,394,450)   (2,864,175)      888,605
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                          (520,274)     (102,723)     (119,647)
  Proceeds from property and equipment disposals                  59,377         3,501        16,537
     Net cash used in investing activities                      (460,897)      (99,222)     (103,110)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net payments on notes payable                                       --      (174,785)     (226,359)
  Principal payments on long term debt                          (145,958)     (734,800)     (579,641)
  Net proceeds of common stock offering                               --     9,250,346            --
  Dividends on preferred stock                                        --       (40,735)           --
  Redemption of preferred stock                                       --      (814,699)           --
  Issuance of common stock upon exercise of stock options          4,500       187,914         4,731
     Net cash provided by (used in) financing activities        (141,458)    7,673,241      (801,269)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          (2,996,805)    4,709,844       (15,774)
CASH AND CASH EQUIVALENTS, at beginning of year                5,433,664       723,820       739,594
CASH AND CASH EQUIVALENTS, at end of year                    $ 2,436,859   $ 5,433,664   $   723,820

See accompanying summary of accounting policies and notes to consolidated financial statements.
15

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
SUMMARY OF ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements of Speizman Industries, Inc. (the "Company") include all of its subsidiaries, all of which are majority owned. All material intercompany transactions (domestic and foreign) have been eliminated. The financial statements of the Company's United Kingdom subsidiary are translated from pounds sterling to U.S. dollars in accordance with generally accepted accounting principles.
REVENUE RECOGNITION
The major portion of the Company's revenues consists of sales and commissions on sales of machinery and equipment. The profit derived therefrom is recognized in full at the time of shipment, except that commissions receivable over more than one year are recognized at their discounted present value. Total sales commissions included in net revenues approximated $286,000, $142,000 and $1,041,000 for the years ended July 1, 1995, July 2, 1994 and July 3, 1993, respectively.
CASH AND CASH EQUIVALENTS
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.
INVENTORIES
Inventories are carried at the lower of cost or market. Cost is computed, in the case of machines, on an identified cost basis and, in the case of other inventories, on an average cost basis.
PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes.
FOREIGN EXCHANGE CONTRACTS
The Company enters into foreign currency contracts to reduce the foreign currency exchange risks. Foreign currency hedging contracts obligate the Company to buy a specified amount of foreign currency at a fixed price in specific future periods. Realized and unrealized gains and losses are recognized in net income in the period of the underlying transaction. As of July 1, 1995, the Company had contracts maturing through December 1995 to purchase approximately
27.3 billion Lira, approximately $16.7 million at the spot rate on that date.
16

TAXES ON INCOME
For the fiscal year ended 1993 the Company followed the liability method of accounting for income taxes in accordance with the Financial Accounting Standards ("FAS") Board Statement No. 96. For fiscal years ended 1995 and 1994, the Company adopted the FAS Statement No. 109, "Accounting for Income Taxes", which changes the liability approach to calculating deferred income taxes set forth in Statement No. 96. The impact of adopting the rules on the Company's financial statements was not material.
INCOME PER SHARE
Income per share is computed on the weighted average number of common and equivalent shares outstanding during the period. Common equivalent shares include those common shares which would be issued upon the full conversion of the outstanding convertible preferred stock and those common shares issuable upon the exercise of the stock options, when dilutive, net of shares assumed to have been repurchased with the proceeds.
FISCAL YEAR
The Company maintains its accounting records on a 52-53 week fiscal year. The fiscal year ends on the Saturday closest to June 30. Years ending July 1, 1995 and July 2, 1994 included 52 weeks. The year ended July 3, 1993 included 53 weeks.
RECLASSIFICATION
Certain 1993 amounts have been reclassified to conform with 1995 presentation.
17

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 -- BUSINESS AND CREDIT RISK CONCENTRATION
The Company is engaged in the distribution of machinery for the textile industry. With operations in the United States, Canada and the United Kingdom, the Company primarily sells to customers located within the United States. Export sales from the United States were approximately $8,547,000, $5,439,000 and $4,039,000 during fiscal 1995, 1994 and 1993, respectively. There were no export sales by the Canadian operations. Sales of the Company's United Kingdom subsidiary amounted to approximately $2,983,000, essentially all of which were to customers in the United Kingdom.
Financial instruments which potentially subject the Company to credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.
The Company reviews a customer's credit history before extending credit. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. To reduce credit risk the Company generally requires a down payment on large equipment orders.
A substantial amount of the Company's revenues are generated from the sale of sock knitting and other machines manufactured by Lonati, S.p.A. and one of its wholly owned subsidiaries. In 1995, approximately 7% and 5% of revenues consisted of sales to the Company's two largest customers. In 1994, approximately 14% and 13% of revenues consisted of sales to the Company's two largest customers. In 1993, approximately 13% and 11% of revenues consisted of sales to the Company's two largest customers. Generally, the customers contributing the most to the Company's net revenues vary from year to year.
NOTE 2 -- ACCOUNTS RECEIVABLE
Accounts receivable are summarized as follows:

                                                                              JULY 1,        JULY 2,
                                                                               1995           1994
Trade receivables                                                           $16,285,841    $15,239,891
Less allowance for doubtful accounts                                           (207,158)       (69,701)
Net accounts receivable                                                     $16,078,683    $15,170,190

18

NOTE 3 -- INVENTORIES
Inventories are summarized as follows:

                                                        JULY 1,       JULY 2,
                                                         1995           1994
Machines
  New                                                 $ 4,786,811    $  638,690
  Used                                                  5,319,489     3,579,346
Parts and supplies                                      3,321,714     3,078,800
Total                                                 $13,428,014    $7,296,836

NOTE 4 -- LEASES
The Company conducts its operations from leased facilities which include both offices and warehouses. Its primary operating facility is leased from a partnership in which Mr. Robert S. Speizman, the Company's president, has a 50% interest. Lease payments to the partnership approximated $204,000, $168,000, and $135,000 in fiscal years 1995, 1994 and 1993, respectively.
The Company leases machinery and equipment, furniture and fixtures and transportation equipment under noncancelable capital lease agreements which expire at various dates through 1998.
Capitalized leases included in property and equipment are summarized as follows:

                                                                                 JULY 1,       JULY 2,
                                                                                   1995          1994
Machinery and Equipment                                                         $   --        $   19,216
Furniture, fixtures and transportation equipment                                   145,006       360,756
                                                                                   145,006       379,972
Less accumulated amortization                                                     (100,440)     (190,329)
Net leased property                                                             $   44,566    $  189,643

19

As of July 1, 1995, future net minimum lease payments under capital leases and future minimum rental payments required under operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:

                                                           CAPITAL    OPERATING
                                                           LEASES      LEASES
1996                                                       $14,613    $436,942
1997                                                         2,032     168,483
1998                                                         2,181      65,474
1999                                                         --         25,854
2000                                                         --         17,139
Beyond                                                       --         19,745
  Total minimum lease payments                              18,826    $733,637
  Less amount representing interest                         (2,789)
  Present value of net minimum lease payments              $16,037

Total rent expense for operating leases approximated $515,800, $311,600, and $176,300 for fiscal years 1995, 1994 and 1993, respectively.
NOTE 5 -- TAXES ON INCOME
Provisions for federal and state income taxes in the consolidated statements of income are made up of the following components:

                                           1995         1994          1993
Current:
  Federal                                $747,000    $1,556,000    $  818,000
  State                                   182,000       204,000       233,000
                                          929,000     1,760,000     1,051,000
Deferred:
  Federal                                $(54,000)   $   71,000    $ (310,000)
  State                                   (21,000)       38,000       (80,000)
                                          (75,000)      109,000      (390,000)
Total taxes on income                    $854,000    $1,869,000    $  661,000

Deferred tax benefits and liabilities are provided for the temporary differences between the book and tax bases of assets and liabilities. Deferred tax assets (liabilities) are reflected in the consolidated balance sheets as follows:

                                                            JULY 1,     JULY 2,
                                                              1995        1994
Net current assets                                          $395,000    $296,000
Net noncurrent assets (liability)                            (39,000)    (15,000)
                                                            $356,000    $281,000

Principal items making up the deferred income tax (assets) liabilities are as follows:

                                                                YEAR ENDED
                                                           JULY 1,      JULY 2,
                                                            1995         1994
Inventory valuation reserves                              $(225,000)   $(230,000)
Depreciation                                                 98,000      148,000
Deferred charges                                            (54,000)     (72,700)
Capitalized leases                                           (5,000)     (61,000)
Inventory capitalization                                    (91,000)     (39,000)
Accounts receivable reserves                                (78,000)     (26,000)
Other                                                        (1,000)        (300)
  Net deferred tax asset                                  $(356,000)   $(281,000)

The Company's effective income tax rates were different than the U.S. Federal statutory tax rate for the following reasons:

                                                         1995     1994     1993
U.S. Federal statutory tax rate                          34.0%    34.0%    34.0%
Net tax effect of prior year temporary difference for
  which no deferred federal income tax benefits were
  recorded                                               --       --       (2.5 )
State income taxes, net of Federal income tax benefit    3.5      3.7       3.7
Utilization of net operating loss carryforward           --       --       (8.7 )
Utilization of tax credits                               --       --       (5.5 )
Other                                                    2.3      (1.5)     0.5
Effective tax rate                                       39.8%    36.2%    21.5%

Operating loss carryforwards utilized in 1993 reduced the Company's income tax liability by approximately $267,000. In 1993, all remaining operating loss carryforwards were utilized; thus, the income tax liability for 1994 was not offset by carryforwards or credits.
NOTE 6 -- NOTES PAYABLE
The Company has a credit facility with NationsBank, expiring October 31, 1996. This facility provides $14.0 million including up to a maximum of $2.0 million for direct borrowings, with the balance available for the issuance of documentary letters of credit. Amounts outstanding under the line of credit bear interest at the greater of prime plus 1% or the Federal Funds Effective Rate plus 1.5% for base rate loans and the 30, 60 or 90 day LIBOR rate plus 2.0% for LIBOR loans. In connection with this line of credit, the Company granted a security interest in accounts receivable and inventory, as defined in the loan agreement. (See Note 13)
This credit facility contains certain covenants that require, among other things, the Company to maintain levels of current assets to current liabilities, total liabilities to net worth, working capital, tangible net worth of $14,147,000 and certain fixed charge coverage. As of July 1, 1995, the Company was in compliance with such covenants.
NOTE 7 -- LONG-TERM DEBT
Long-term debt consists of:

                                                          JULY 1, 1995            JULY 2, 1994
                                                        TOTAL      CURRENT      TOTAL      CURRENT
Capital lease obligations (Note 4)                     $ 16,037    $13,190    $ 163,995    $120,630
Other                                                   130,782      --         128,788       --
Total                                                   146,819    $13,190      292,783    $120,630
Current maturities                                      (13,190)               (120,630)
                                                       $133,629               $ 172,153

Annual maturities of long-term debt are 1996, $13,190; 1997, $1,078; 1998, $1,769; 1999, $0; 2000, $0; thereafter, $130,782.
22

NOTE 8 -- STOCK OPTIONS
The Company has reserved 125,000 and 250,000 shares of common stock under two employee stock plans, adopted in 1981 and 1991, respectively. As of July 1, 1995, options to purchase 11,522 shares under the 1981 Plan and 138,907 shares under the 1991 Plan were outstanding. Each option granted under the 1991 Plan or the 1981 Plan becomes exercisable in cumulative increments of 20%, 50%, 80% and 100% on the first, second, third and fourth anniversaries of the date of grant, respectively, and subject to certain exceptions with regard to termination of employment and the percentage of outstanding shares of Common Stock owned, must be exercised within 10 years from the date of the grant. The option price, subject to certain exceptions, may not be less than 100% of the fair market value per share of Common Stock on the date of the grant of the option or 110% of such value for persons who control 10% or more of the voting power of the Company's stock on the date of grant. A summary of option transactions and other information for 1995, 1994 and 1993 follows:

                                                                                   YEAR ENDED
                                                                         JULY 1,    JULY 2,     JULY 3,
                                                                          1995        1994       1993
Shares under option, beginning of year                                   124,957     255,686    205,046
Options granted                                                           29,722       --        54,782
Options exercised                                                         (1,250)   (130,729)    (4,142)
Options expired                                                           (3,000)      --         --
Shares under option, end of year                                         150,429     124,957    255,686
Options exercisable                                                       78,521      16,464     91,607
Prices of options exercised                                              $.75 to    $ .75 to    $.75 to
                                                                         $ 1.875     $3.1625    $ 1.875
Prices of options outstanding, end of year                               $.75 to    $ .75 to    $.75 to
                                                                         $  5.50     $  5.50     $ 5.50

NOTE 9 -- STOCK REDEMPTION AGREEMENTS
The Company has an agreement with its principal holder whereby, upon his death, the Company is obligated to redeem a portion of the stock in the Company held by the estate. The redemption price for common stock is to be the fair market value of common stock, less 5%, plus any accrued dividends. In no case will the Company pay out more than the amount of life insurance proceeds received by the Company as a result of the death of the stockholder.
At July 1, 1995, there were 584,932 common shares covered by the above agreement. The face value of life insurance carried by the Company under this agreement amounts to $1,150,000.
23

NOTE 10 -- PREFERRED STOCK
During the fiscal year ended July 2, 1994, all of the Company's 5% Non-Voting Preferred Stock was redeemed and all of the Company's 5% Non-Voting Senior Convertible Preferred was converted into common stock.
The 5% Non-Voting Preferred Stock was non-cumulative as to dividends and non-participating and, in the event of dissolution, was redeemable at $100 par value per share together with unpaid dividends and accrued interest, in preference to common stock distributions.
The 5% Non-Voting Senior Convertible Preferred Stock (the "Senior Preferred Stock") was non-cumulative as to dividends and non-participating and was redeemable at the option of the Company at $105 per share. In the event of dissolution, the Senior Preferred Stock was redeemable at par and was superior to the other series of preferred stock and to all common stock. The Senior Preferred Stock was convertible at the option of the holder into shares of common stock at a conversion price of $3.00 par value of the Senior Preferred Stock for each share of common stock (240,766 common shares). As of July 3, 1993, the Senior Convertible Preferred Stock was stated at its fair value at the time of issuance.
NOTE 11 -- DEFERRED COMPENSATION PLANS
The Company has deferred compensation agreements with two employees providing for payments amounting to $2,056,680 upon retirement and from $1,546,740 to $2,181,600 upon death prior to retirement. One agreement, as modified, has been in effect since 1972 and the second agreement was effective October 1989. Both agreements provide for monthly payments on retirement or death benefits over fifteen year periods. Both agreements are funded under trust agreements whereby the Company pays to the trust amounts necessary to pay premiums on life insurance policies carried to meet the obligations under the deferred compensation agreements.
Charges to operations applicable to those agreements were approximately $43,881, $72,673 and $113,885 for the fiscal years 1995, 1994 and 1993, respectively.
NOTE 12 -- EMPLOYEES' RETIREMENT PLAN
The Company has a 401(k) retirement plan, effective October 1, 1989, for all qualified employees of the Company to participate in the plan. Employees may contribute a percentage of their pretax eligible compensation to the plan, and the Company matches 25% of each employee's contribution up to 4% of pretax eligible compensation. The Company's matching contributions totaled approximately $17,000, $13,000 and $17,000 in fiscal years 1995, 1994 and 1993, respectively.
24

NOTE 13 -- COMMITMENTS AND CONTINGENCIES
The Company had outstanding commitments backed by letters of credit of approximately $8,916,000 and $10,554,000 at July 1, 1995 and July 2, 1994,
respectively, relating to the purchase of machine inventory for delivery to customers.
The Company has not obtained product liability insurance to date due to the prohibitive cost of such insurance. The nature and extent of distributor liability for product defects is uncertain. The Company has not engaged in manufacturing activities since 1990, and management presently believes that there is no material risk of loss to the Company from product liability claims against the Company as a distributor.
NOTE 14 -- SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                               YEAR ENDED
                                                                    JULY 1,      JULY 2,      JULY 3,
                                                                     1995         1994         1993
           Cash paid during year for:
           Interest                                                $  86,704   $   135,068   $ 212,419
           Income taxes                                              524,464     2,079,097     512,664

Supplemental data of non-cash investing and financing activities:
The Company incurred capital lease obligations in connection with lease agreements to acquire equipment of $4,304 and $238,238 during fiscal 1994 and 1993, respectively. No capital obligations were incurred in fiscal 1995.
25

NOTES
26

CORPORATE INFORMATION
OFFICERS
Robert S.Speizman
CHAIRMAN OF THE BOARD
AND PRESIDENT
Josef Sklut
VICE PRESIDENT-FINANCE
TREASURER AND SECRETARY
TRANSFER AGENT AND
REGISTRAR
First-Citizens Bank
& Trust Co.
Corporate Trust Dept.
P.O. Box 29522
Raleigh, N.C. 27626
DIRECTORS
Robert S. Speizman
CHAIRMAN OF THE BOARD
AND PRESIDENT
Steven P. Berkowitz
PRESIDENT, CENTER FOR
CONTEMPORARY ART, LTD.
William Gorelick
PRESIDENT, CAPITOL PREMIUM PLAN HOLDINGS, INC.
Scott C. Lea
PRIVATE INVESTOR
Josef Sklut
VICE PRESIDENT -- FINANCE
TREASURER AND SECRETARY
LOCATIONS
Speizman Industries, Inc.
Executive Offices:
508 W. Fifth Street
Charlotte, N.C. 28202
Speizman Industries, Inc.
59 Tec Street
Hicksville, N.Y. 11801
Speizman Canada, Inc.
5205 boul. Metropolitain est,
Suite 3
Montreal, Quebec H1R 1Z7
Canada
Speizman Industries
(Europe) Limited
Unit 3F, 77 Waterside Road,
Hamilton Industrial Park,
Leicester LE5 1TL, England
LISTING
Speizman Industries, Inc.
Common Stock is listed
on the NASDAQ National
Market System under the
symbol "SPZN."
GENERAL COUNSEL
Odom & Groves, P.C.
Charlotte, N.C.
INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS
BDO Seidman, LLP
Charlotte, N.C.

FORM 10-K
Copies of the Company's Annual Report on Form 10-K for the year ended July 1, 1995, may be obtained without charge by writing:
Mr. Josef Sklut
Speizman Industries, Inc.
P.O. Box 31215
Charlotte, N.C. 28231


27

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NOTES
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